

October 8, 2013

Via E-mail
Rick E. Winningham
Chief Executive Officer
Theravance Biopharma, Inc.
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands KY1-1104

> **Re:** **Theravance Biopharma, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12B**
> **Filed September 27, 2013**
> **File No. 001-36033**

Dear Mr. Winningham:

We have reviewed your amended filing and have the following comments. Please respond to this letter within ten business days by amending your filing again, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1
Risk Factors
 "The tax liability to Theravance as a result of the spin-off could be substantial," page 19

1. We note your response to prior comment 7. Please include the range of your estimated fair market value as well as the amount of available net operating loss carryforwards in this risk factor.

The Spin-Off
Reasons for the Spin-Off, page 43

2. We note your response to prior comments 14 and 15. Please include in your disclosure the information you have provided as to the reasons for the spin-off and the creation of the LLC. Please expand the information you will include in the disclosure regarding the reasons for using the LLC to also explain:

- the third-party consents you believe you would have been required to obtain if you did not utilize the LLC structure and the reason(s) you opted not to do so;

- why, given that the LLC will be jointly owned by you and Theravance, you will have limited information rights and little if any ability to influence the affairs of the LLC; and

- how you chose the products that would be contributed to the LLC.

Our Business
Program Highlights, page 64

3. We note your response to prior comment 18. While you are not a party to the GSK-agreements, your substantial beneficial interest in them means that they are material to you, pursuant to Item 601(b)(10)(i) of Regulation S-K. As a result, we disagree with your conclusion that they do not need to be filed as exhibits and request that you do so. With respect to the agreements with Alfa Wassermann, R-Pharm and Hikma, they appear to represent several of your material collaborations at this time. Please revise your analysis to further explain why you are not substantially dependent upon them, particularly since the Astellas Pharma and Merck agreements have been terminated or, alternatively, file them as exhibits. Please also include the payment provisions of the Hikma agreement in your disclosure.

Theravance Biopharma Respiratory Program, page 79

4. We note the statement that positive top-line data was received from the Phase 2b study evaluating TD-4208. Here and wherever else in the prospectus this disclosure appears, explain the basis for any positive conclusions regarding safety and pharmacokinetics. Also, discuss any preliminary conclusions regarding efficacy endpoints and if these conclusions are positive, whether the results were also statistically significant.

Management's Discussion and Analysis of Financial condition and Results of Operations
Research and Development Expenses, page 83

5. We acknowledge your response to comment 20. Although we acknowledge that providing information for 38 to 62 individual active projects would be cumbersome and not necessarily meaningful to investors, we believe that you should provide additional information as your current disclosures in the two paragraphs following the table on page 86 are not necessarily meaningful without the context of the overall effort/cost expended on the programs you identify. We presume that the vast majority of the number of projects you identify are in discovery or early-stage research with the majority of the costs associated with your Phase 2 clinical trials. As a result, please provide us proposed disclosure that aggregates the costs you track by program into reasonable categories and separately identifies your significant individual programs and reconcile their total to the

appropriate line item presented in the table on page 86. If you believe that such information should not be presented, please separately provide us a listing of the costs incurred for each of the 38 to 62 individual projects for each of the periods presented in your filing.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen Torney at (202) 551-3652 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: David T. Young
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
        1200 Seaport Blvd.
        Redwood City, CA 94063